Thomas W. France	(703) 760-1657	twfrance@venable.com
May 18, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SafeNet, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-20634
Dear Ladies and Gentlemen:
      Reference is made to that certain letter of the staff of the Commission (the “Staff”) to Anthony A. Caputo, dated May 4, 2006 (the “Letter”), pursuant to which the Staff provided comments to the Form 10-K of SafeNet, Inc. (the “Company”) for the year ended December 31, 2005. The Staff requested that the Company respond to the Letter within 10 business days after receipt of the Letter or advise the Staff when the Company would respond. On behalf of the Company, please be advised that the Company requests additional time to respond to the Letter and intends to submit such response on or before May 31, 2006. The additional time is needed to permit the Company’s independent auditor to complete its review of the Company's response to the Letter.
      Please do not hesitate to contact the undersigned at (703) 760-1657 with any questions.

Very truly yours,

/s/ Thomas W. France

Cc:	Kevin Hicks SafeNet, Inc.